Exhibit 10.9

NOTE: The information designated by a bracketed asterisk [*] has been omitted pursuant to a request for confidential treatment and has been filed separately with the Securities and Exchange Commission.

Dated 27 Dec 2006

(1) OXFORD GENE TECHNOLOGY IP LIMITED

and

(2) NIMBLEGEN SYSTEMS, INC

LICENCE AGREEMENT

9400 Garsington Road

Oxford OX4 2HN

England

Tel: #44 (0)1865 722106

Fax: # 44 (0)1865 201012

E-mail: chris.shelley@manches.com

LICENCE AGREEMENT

PART (A) VARIABLE TERMS

Date	27 Dec 2006

Parties

(1)    OXFORD GENE TECHNOLOGY IP LIMITED a company incorporated in England and Wales under number 3845467, whose registered office is at 12 School Road, Kidlington, Oxford OX5 2HB, England (“OGT”);

(2)    NIMBLEGEN SYSTEMS, INC a company incorporated in Delaware whose principal place of business is at 1 Science Court, Madison, Wisconsin 53711, USA (“the Licensee”).

Licensed Patent Rights	European Patent No. 0 373 203, US Patents Nos. 5, 700, 637 and 6,054,270, Japanese Patents Nos. 3,393,528 and 3,386,391, and all patents, applications for patents and future patents claiming common priority with any of those patents

Territory	the countries in which the Licensed Patent Rights subsist from time to time

Term	the period, starting on the Effective Date, during which any Valid Claim exists, unless terminated earlier in accordance with this Agreement or under the general law

Annual Fee	US $1,000,000 (one million US dollars)

Royalty Rates	(a) Licensed Products: [*] of Net Sales (b) Licensed Services: [*] of Net Sales

Addresses for service of notices

OGT: Oxford Gene Technology IP Limited, Begbroke Business & Science Park, Sandy Lane, Yarnton, Oxford OX5 1PF

With a copy to: Oxford Gene Technology IP Limited, 12 School Road, Kidlington, Oxford, OX5 2HB Attn. Company Secretary

The Licensee: NimbleGen Systems Inc, One Science Court, Madison, Wisconsin 53711, Attn. CEO and CFO

With a copy to: Godfrey & Kahn, S.C., 780 North Water Street, Milwaukee, Wisconsin 53202, Attn. Kenneth Hunt (but only while they remain the Licensee’s attorneys and bound by obligations of confidence to the Licensee)

This Agreement comprises the Variable Terms in Part A and the Terms and Conditions in Part B.

AGREED by the parties acting through their authorised signatories:

OXFORD GENE TECHNOLOGY IP LIMITED

Signature:	/s/ Peter Hotten
Print Name:	Peter Hotten
Title:	Director

NIMBLEGEN SYSTEMS, INC

Signature:	/s/ Thomas Palay
Print Name:	Thomas Palay
Title:	Vice Chairman

PART (B) TERMS AND CONDITIONS

1.	DEFINITIONS AND INTERPRETATION

In Part B of this Agreement terms referred to in Part A have the meanings given to them there and the following words and expressions have the meanings set out below:

1.1	“Affiliate” of a party means any present or future Entity that Controls, is Controlled by, or is under the Control of the same Entity or Entities as, that party, but only for so long as that Control continues.

1.2	“this Agreement” means the agreement between OGT and the Licensee set out in Parts A and B and the Schedule.

1.3	“Array Maker” means a device or collection of devices which is designed, or can be used, to fabricate Nucleic Acid Arrays or to carry out any part of the manufacture of Nucleic Acid Arrays.

1.4	“Array-Related Patent Rights” means patents and patent applications that relate to the manufacture, use or Supply of Nucleic Acid Arrays, Array Makers or Instruments, including methods of analysing Nucleic Acid Arrays.

1.5	“Array-Related Product” means an Instrument, Array Maker, reagent, software or other product which can be used in connection with any process or method that is Covered by a Valid Claim, but which is not itself a Licensed Product.

1.6	“Confidential Information” means all technical, financial and commercial information obtained or received directly or indirectly from the other party in the course of or in anticipation of this Agreement, and the existence and terms and conditions of this Agreement, which shall be the “Confidential Information” of each of OGT and the Licensee.

1.7	“Calendar Quarter” means a period of three months ending on 31 March, 30 June, 30 September or 31 December.

1.8	“the Compensation Agreement” means the Compensation Agreement between the parties dated 1 July 2005.

1.9	“Control” means:

(a)	the possession, directly or indirectly, of more than 50% of the issued share capital, issued stock or other securities of, or the voting rights in an Entity or the right to receive more than 50% of the income, profits or assets of an Entity; or

(b)	the possession, directly or indirectly, of the right to appoint or remove the majority of the board of directors or other officers of an Entity or of those directors or officers who have voting rights in relation to the Entity’s management; or

(c)	the possession, directly or indirectly, of the power, right or ability to direct, cause the direction of or exercise a dominant influence over the management or policies of an Entity, whether through legal or beneficial ownership of voting rights, or by contract; or

(d)	the actual direction of the management or policies of an Entity by whatever means.

1.10	“Covered by a Valid Claim” means, in relation to a product, that its manufacture, keeping, importation, Supply or permitted or intended use, and in relation to a process that its practice, directly or indirectly infringes, or would but for the licences granted in this Agreement directly or indirectly infringe, a Valid Claim.

1.11	“the Current Subsidiaries” means NimbleGen Systems of Iceland LLC, a Delaware limited liability company, and NimbleGen Systems GmbH, a German limited liability company;

1.12	“the Effective Date” means October 1st 2006.

1.13	“End-User” means an end-user of Nucleic Acid Arrays directly or indirectly Supplied by the Licensee under this Agreement.

1.14	“Entity” means any natural or legal person, partnership, association or governmental authority.

1.15	“Expression Database Product” means a database consisting entirely or substantially of gene expression data derived from one or more Nucleic Acid Arrays and containing at least five hundred data points, where a single data point is data relating to the level of expression of one gene in one sample, which is licensed for value to more than one third party as a stand-alone product, but does not include a database or information directly or indirectly provided by the Licensee to customers of Licensed Services or End-Users which supplement, or are used to interpret, the results of hybridisation experiments carried out by the Licensee or End-Users using Nucleic Acid Arrays.

1.16	“the Field” means all fields other than:

(a)	the exercise of any of the rights licensed under this Agreement for the purposes of the manufacture, having manufactured, use, Supply, creation or contribution to the creation of Expression Database Products; and

(b)	the use of Nucleic Acid Arrays for the identification of antisense reagents.

1.17	“Insolvency Event” means the filing by the Licensee of a petition in bankruptcy or insolvency, any adjudication that the Licensee is bankrupt or insolvent or is a debtor under Title 11 of the United States Code, the making of an order or the passing of a resolution for the winding up of the Licensee, or the making of an order for the appointment of an administrator to manage the affairs, business or property of the Licensee, or the appointment of a receiver of any of the Licensee’s assets or undertaking, or the occurrence of any circumstances which entitle the Court or a creditor to appoint a receiver or manager or which entitle the Court to make a winding-up order, or the taking or sufferance by the Licensee of any similar or analogous action in consequence of debt, or the taking or passing of any equivalent action, resolution or order under the laws of any jurisdiction.

1.18	“Instrument” means a reader, scanner, fluids station, hybridization device, system for sample logging, handling and/or processing, detection and measurement equipment, computer work station (and associated software) or other instrument or system.

1.19	“Licensed Process” means any process or method that is Covered by a Valid Claim.

1.20	“Licensed Product” means:

(a)	a Nucleic Acid Array (including any information that is an integral part of such product); or

(b)	any other product, apparatus, kit, or composition of matter of whatever nature (including any Instrument, software or reagent and any information that is an integral part of any of the foregoing), but excluding an Array Maker, which is designed or intended for use with Nucleic Acid Arrays used or Supplied by the Licensee, or which is customarily so used;

which, in either case, is Covered by a Valid Claim.

1.21	“Licensed Service” means any service, including the Supply of information (except where that information is an integral part of a Licensed Product which is itself Supplied), in the provision of which a Licensed Process is used or a Licensed Product is used but is not Supplied and provided always that if a Nucleic Acid Array is used it has been manufactured by or for the Licensee.

1.22	“Net Sales” means [*]. For this purpose the price includes the following: technology access fees and subscription payments charged in consideration for access to Licensed Products or Licensed Services, any consideration for the right to obtain Licensed Products or Licensed Services at a discounted or reduced price, regardless of how many such Licensed Products or Licensed Services are actually obtained, licence fees, milestone payments, royalties and any other form of valuable consideration which is accepted in exchange for Licensed Products and/or Licensed Services. The price for a Licensed Product or Licensed Service Supplied by the Licensee includes all charges for any associated services, including without limitation the design and manufacture of Nucleic Acid Arrays, maintenance and support services, advisory services and installation services.

1.23	If the Licensee:

(a)	Supplies a Licensed Product or Licensed Service wholly or partly for any non-monetary consideration, for no consideration or otherwise than at arm’s length, other than to an Affiliate which itself re-Supplies that Licensed Product or Licensed Service (or the data arising from the Licensed Service) to a third party which is not an Affiliate; or

(b)	Supplies a Licensed Product or Licensed Service to an Affiliate which does not itself re-Supply that Licensed Product or Licensed Service (or the data arising from the Licensed Service) to a third party which is not an Affiliate; or

(c)	itself uses a Licensed Product or practises a Licensed Process other than in the provision of a Licensed Service or as permitted in clause 1.24,

Net Sales will be the gross amount (excluding items subject to being separately invoiced as provided in clause 1.22) that would have been generated by the same transaction had the Licensee Supplied the same Licensed Product or Licensed Service in the relevant country during the royalty-paying period in which the Supply or use occurs under similar conditions (e.g., in the case of Supply to a distributor of the Licensee subject to this clause 1.23 (if any), the sale would have been to another distributor of the Licensee) to a third party other than an Affiliate in an arm’s length transaction.

1.24	The value or cost of Licensed Products used by the Licensee for any of the following purposes will not be included in the calculation of Net Sales:

(a)	sales demonstrations, including demonstrating proof of principle to prospective customers;

(b)	internal quality assurance or control;

(c)	internal research into or development of Licensed Products or Licensed Services;

(d)	equipment and process validation, commissioning and testing;

provided the above activities are exclusively directed towards generating new sales or increasing existing sales of Licensed Products or Licensed Services, improving the quality of Licensed Products or Licensed Services or developing new Licensed Products or Licensed Services.

1.25	If a Licensed Product or Licensed Service is Supplied in combination with other products or services, the consideration for which is not included in Net Sales in accordance with clause 1.22, and the Licensed Product or Licensed Service is not separately valued on the invoice or other document evidencing that Supply, the Net Sales of the Licensed Product or Licensed Service will be calculated using the Licensee’s commercial End-User list price for the Licensed Product or Licensed Service during the royalty-paying period in question when Supplied separately, or in the case when the product is supplied to the End User indirectly through a Distributor, the Licensee’s commercial Distributor List Prices (i.e., the list prices charged by Licensee to its Distributor), for like products in like quantities. If in such circumstances both the Licensed Product or Licensed Service and the other components of the combination product or service have separate commercial End-User or Distributor list prices but are being Supplied at a combination price which is different from the total of the separate commercial End-User or Distributor list prices then the Net Sales of the Licensed Product or Licensed Service will be calculated as the greater of the following:

(a)	the commercial End-User or Distributor list price for the Licensed Product or Licensed Service during the royalty paying period in question; and

(b)	the Net Sales of the Licensed Product or Licensed Service calculated as follows:

A = Net Sales of the Licensed Product or Licensed Service

Where A = B multiplied by C divided by D

and

B = Net Sales value at combination price

C = commercial End-User or Distributor list price for the Licensed Product or Licensed Service during the royalty paying period in question

D = sum of the Licensee’s commercial End-User or Distributor list prices of the Licensed Product or Licensed Service during the royalty paying period in question and those other components.

Where the Licensed Product or Licensed Service has not previously been Supplied separately or does not have a commercial End-User or Distributor list price Net Sales will be calculated using the fully-loaded cost of the Licensed Product or Licensed Service calculated in accordance with generally accepted US accounting principles multiplied by 150%.

1.26	“Nucleic Acid Array” means an array of nucleic acids attached to a support which is manufactured by in situ synthesis using photodeprotection technology using light gating under direct computer control to control light application to array synthesis, including all associated packaging and all other elements or components of the product containing the array of nucleic acids that form an integral part of that product or without which the array of nucleic acids is not customarily used or Supplied.

1.27	“Supply” means sell, supply, lend, let out on hire, lease or any other disposal, and in the case of services includes the provision of access to information.

1.28	“Valid Claim” means a claim of an issued and subsisting patent or of a published patent application in the Licensed Patent Rights which claim has not been finally held to be invalid or unenforceable in a proceeding from which no further appeal may be taken within the time limit for taking that appeal.

1.29	In this Agreement:

(a)	references to clauses are to the clauses of this Agreement;

(b)	references to the parties are to the parties to this Agreement;

(c)	headings are used for convenience only and do not affect its interpretation; and

(d)	references to a statutory provision include references to the statutory provision as modified or re-enacted or both from time to time and to any subordinate legislation made under the statutory provision.

2.	GRANT OF RIGHTS

2.1	Licence Grant. Subject to the terms of this Agreement, OGT grants to the Licensee and the Licensee accepts, a non-exclusive, royalty-bearing licence under the Licensed Patent Rights to manufacture, have manufactured, use, keep, import, Supply, and offer for Supply Licensed Products and Licensed Services in the Territory for use in the Field. This licence includes the right for the Licensee, subject to Clause 2.2, to license End-Users to use Nucleic Acid Arrays Supplied directly or indirectly by the Licensee in the practice of Licensed Processes in the Territory in the Field, and to use other Licensed Products Supplied directly or indirectly by the Licensee in the practice of Licensed Processes in the Territory in the Field using Nucleic Acid Arrays Supplied directly or indirectly by the Licensee.

2.2	End-User Restrictions. The Licensee may not expressly or impliedly license End-Users:

(a)	to manufacture Nucleic Acid Arrays; or

(b)	to use Licensed Products or Licensed Processes outside the Field;

and the Licensee must expressly exclude those rights in its contracts with End-Users (and must require that any distributors of Licensed Products do likewise). The Licensee must also attach an appropriate label to each Licensed Product and associated documentation stating the patent numbers of issued patents covering that Licensed Product and expressly excluding those rights. The wording of the label must be as set out in Schedule 1A or as otherwise approved in writing by OGT before use. If OGT finds that a distributor of Licensed Products Supplied by the Licensee is failing to label Licensed Products in accordance with this clause, or is failing to enforce the terms of those labels, the parties will at OGT’s request discuss what action should be taken to ensure future compliance.

2.3	No OEM Supply. The Licensee is only licensed under this Agreement to Supply Licensed Products and Licensed Services under its own proprietary trade marks and trade names and is not licensed to Supply them or allow them to be Supplied under the trade mark or trade name of any third party, either alone or in combination with the Licensee’s proprietary trade marks or trade names, except that the Licensee may Supply them or allow them to be Supplied through its distributor, GeneFrontier Corporation, under the name “Nandemo Array” in Japan. The Licensee may only Supply Licensed Products and Licensed Services directly to End-Users or through its agents or distributors who are remunerated in a manner that is customary for the sale of products through distributors or agents in the markets in which the Licensee operates.

2.4	New Patent Grants. OGT agrees to use reasonable efforts to notify the Licensee on or about 30 January in each year of the Term of any patents in the Licensed Patent Rights which have issued or been granted or published in the preceding calendar year. Any failure so to notify the Licensee will have no effect on the rights granted under this Agreement.

2.5	No Implied Licences. No implied right or licence is granted to the Licensee under the Licensed Patent Rights, including any right to grant sub-licences, except as expressly included within the scope of the licences granted under this Clause 2. The Licensee agrees not to practise any Licensed Process, manufacture any Licensed Product or Supply any Licensed Product or Licensed Service other than as licensed in this Agreement or as otherwise licensed by OGT.

2.6	No Contributory or Indirect Infringement. The Licensee acknowledges that it is not licensed under this Agreement to Supply any products other than Licensed Products, but that the Supply of certain Array-Related Products might in certain circumstances amount to indirect infringement of the Licensed Patent Rights. To avoid the possibility of any such infringement the Licensee will not do anything that constitutes an indirect or contributory infringement of any of the Licensed Patent Rights or that amounts to an inducement or encouragement of any other person to infringe any of the Licensed Patent Rights. Where Array-Related Products Supplied by the Licensee are not designed solely for use with the Licensed Products Supplied by the Licensee but have significant other uses, the Licensee will include the wording set out in Schedule 1B (or other wording approved by OGT) on associated packaging and product leaflets and in its associated marketing materials, including in relevant parts of its websites.

2.7	Extension to Current Subsidiaries. This Agreement and the licences granted under it shall extend to the Current Subsidiaries while they remain under the Control of the Licensee, and during that time they shall have the rights, and be subject to the obligations, jointly and severally with the Licensee, of the Licensee under this Agreement as if named as a party.

2.8	Other Patent Rights. So far as OGT is aware neither it nor any of its Affiliates owns any patent or has applied for any patent, as of the Effective Date, other than a patent or application in the Licensed Patent Rights, that covers the manufacture of Nucleic Acid Arrays using the methods and processes used by the Licensee on the Effective Date as disclosed to the Licensee prior to the Effective Date. If any such patent or application is found to exist OGT will at the Licensee’s request agree to an amendment of this Agreement so as to add it to the definition of Licensed Patent Rights under this Agreement and, on payment of any royalties that may be payable in respect of that patent or application (but were not otherwise payable under this Agreement), will release the Licensee from any liability for infringement of the patent or application by reason of its not having previously been included within that definition.

2.9	Exercise of have made rights. Where the Licensee has a Licensed Product manufactured by a third party pursuant to the ‘have made’ rights granted in clause 2.1, neither the manufacturer nor any Affiliate of the manufacturer may Supply or be in any way involved or interested in the Supply of the Licensed Product to any third party other than the mere delivery of the Licensed Product to an End-User or distributor of the Licensee on behalf of the Licensee

3.	LICENSEE’S OBLIGATIONS

3.1	Indemnity. The Licensee agrees to indemnify OGT and hold OGT harmless from and against all losses, liabilities, damages and expenses (including legal fees and costs) suffered or incurred in connection with any claims, demands, actions or other proceedings made or brought by any third party, including any Affiliate of the Licensee, arising from: (a) any and all uses or Supplies of Licensed Products or Licensed Services by the Licensee or its Affiliates or End-Users, (b) any manufacturing defect in any Licensed Products manufactured by or on behalf of the Licensee, or (c) any other act or omission of the Licensee in connection with the making, having made, keeping, importation, use or Supply of Licensed Products or Licensed Services, except to the extent that any of those losses, liabilities, damages or expenses resulted from the negligence or intentional misconduct of OGT.

3.2	Insurance. The Licensee must take out and maintain commercial general liability insurance with a single limit per occurrence of at least $1,000,000 and an aggregate combined limit per occurrence of at least $2,000,000. The Licensee must at OGT’s request from time to time provide OGT with reasonable evidence to demonstrate that the Licensee has fulfilled its obligations under this clause.

3.3	Meetings. At the request of either party at any time during the Term, representatives of OGT and the Licensee will communicate by teleconference or meet in person at a mutually convenient time and place to review matters relating to this Agreement. Each party must bear its own costs incurred in attending these meetings.

4.	FINANCIAL PROVISIONS

4.1	Licence Fee. Subject to Clause 7.4 and the following provisions of this clause, the Licensee must pay the Annual Fee to OGT within 10 days of the date of signature and on every anniversary of the Effective Date during the Term. The Annual Fee will not be creditable against royalty or other payments due to OGT under this Agreement. At any time during the period of four years after the Effective Date the Licensee may make a single payment to OGT of the sum of US $5,000,000 (five million US dollars), less the amounts already paid by way of Annual Fees, and on doing so will be released from any further liability to pay Annual Fees under this Agreement.

4.2	Royalties. The Licensee must in addition pay to OGT royalties at the Royalty Rates on the Net Sales of all Licensed Products Supplied or used and all Licensed Services Supplied or practised by the Licensee or any Affiliate of the Licensee.

[*]

4.4	Payment of Royalties. Royalties due under this Agreement must be paid within 45 days after the end of each Calendar Quarter in respect of royalties that have accrued during that Calendar Quarter pursuant to the provisions of Clause 4.2, or, if earlier, within 45 days after the end of the Term.

4.5	Payment Terms. All sums due under this Agreement:

(a)	are exclusive of any value added or other sales, use, excise or similar taxes which may be due in respect of the relevant payments and, where applicable, these must also be paid by the Licensee to OGT;

(b)	must be paid in US Dollars by bank telegraphic transfer to the credit of a bank account nominated by OGT. In the case of Net Sales invoiced by the Licensee in a currency other than US Dollars, these will be converted in accordance with US GAPP consistently applied;

(c)	must be made without deduction of income tax or other taxes, charges or duties that may be imposed, except and so far as the Licensee is required to make those deductions to comply with applicable laws, in which case the Licensee must co-operate with OGT in all respects necessary to allow OGT to take advantage of any double taxation agreements that may be available;

(d)	must be made by the due date, failing which OGT may charge interest on any outstanding amount on a daily basis at a rate equivalent to eight per cent (8%) above the Barclays Bank plc base lending rate for US Dollars then in force.

4.6	Reports. Within 45 days after the end of each Calendar Quarter during the Term and within 45days after the end of the Term, the Licensee must send to OGT a report in a form reasonably stipulated by OGT from time to time. The report must be certified by an appropriate authorised representative of the Licensee as being complete, true and accurate. The Licensee must send this report whether or not any royalties are due for the period of the report.

4.7	Records and audit. The Licensee must keep for a minimum period of six (6) years from the time of creation at its normal place of business detailed and up-to-date records and accounts showing the quantity, description and value of Licensed Products and Licensed Services Supplied by it which are the subject of royalties under Clause 4.2, on a country by country basis, and being sufficient to ascertain the royalties due under this Agreement. OGT has the right, on giving reasonable notice, to have these records and accounts reviewed and audited at any time during the Term and for a period of 12 months after the end of the Term during local business hours by one or more independent chartered or certified accountants appointed by OGT (assisted by non-qualified staff if required), for the purpose of verifying the accuracy of any royalty-related statement or report given by the Licensee to OGT under this Agreement. The accountant and staff will be required to keep confidential all information learnt during any review and audit, and only to disclose to OGT any details necessary to report on the accuracy of the Licensee’s statement or report. Licensee is expressly permitted to provide such records and accounts to OGT’s representatives which have been redacted so as to protect the identity of each licensor to Licensee. OGT will be responsible for the accountant’s charges unless the accountant is satisfied that there is an underpayment of more than five per cent (5%) in the period audited, in which case the Licensee must pay his reasonable charges for the review and audit.

4.8	US Government Supplies. The Licensee is released from any obligation to pay to OGT the annual fees payable under clause 5.1 of the Compensation Agreement that fall due during the Term. The Licensee will report and pay royalties on the Supply of Covered Products and Covered Services (as defined in the Compensation Agreement) made during the Term as if they were Licensed Products or Licensed Services under this Agreement and will accordingly be released from any obligation to pay Compensation to OGT under clause 5.2 of the Compensation Agreement in relation to such Supplies.

5.	CONFIDENTIALITY

5.1	Confidentiality Undertakings. Each Party (“Receiving Party”) undertakes:

(a)	to keep Confidential Information secret and confidential and to respect the other party’s (“Disclosing Party”) rights in it;

(b)	to use Confidential Information exclusively for the purposes of this Agreement; and

(c)	to disclose Confidential Information only to those of its employees, contractors, consultants and End-Users pursuant to this Agreement (if any) to whom and to the extent that such a disclosure is reasonably necessary for the purposes of this Agreement and related agreements between the parties or their Affiliates and then only subject to written terms of confidentiality in favour of the Receiving Party.

5.2	Exceptions. The provisions of Clause 5.1 will not apply to Confidential Information that the Receiving Party can demonstrate by reasonable, written evidence:

(a)	was, prior to its receipt by the Receiving Party from the Disclosing Party, in the possession of the Receiving Party without an obligation of confidence; or

(b)	is subsequently disclosed to the Receiving Party without any obligations of confidence by a third party who has not derived it directly or indirectly from the Disclosing Party; or

(c)	is or becomes generally available to the public through no act or default of the Receiving Party or its agents, employees, Affiliates or licensees; or

(d)	is independently developed by the Receiving Party without the aid, application, or use of Confidential Information of the Disclosing Party, as can be demonstrated by written records created at the time of that independent development.

5.3	Legal Obligation to Disclose. The Receiving Party may disclose Confidential Information to the extent that it is required to disclose it by or to the courts of any competent jurisdiction, or to any government, regulatory agency or financial authority, provided that the Receiving Party must:

(a)	inform the Disclosing Party as soon as is reasonably practicable; and

(b)	at the Disclosing Party’s request seek to persuade the court, agency or authority to have the Confidential Information treated in a confidential manner, where this is possible under the court, agency or authority’s procedure.

5.4	Extension to Employees, etc. The Receiving Party must procure that all of its employees, contractors and sublicensees and End-Users pursuant to this Agreement (if any) who will have access to any Confidential Information to which Clause 5.1 applies must be made aware of and subject to these obligations.

5.5	Extension to Affiliates. OGT may disclose Confidential Information of the Licensee to its Affiliates on the same terms as are accepted by OGT under this Clause 5, and will be responsible to the Licensee for any breach of those terms by any of its Affiliates. The Licensee may disclose Confidential Information of OGT to its Affiliates on the same terms as are accepted by the Licensee under this Clause 5, and will be responsible to OGT for any breach of those terms by any of its Affiliates. The provisions of this Clause 5 will also extend to Confidential Information of, or disclosed by, any Affiliate of OGT or any Affiliate of the Licensee, as the case may be.

5.6	Extension to Certain Others. Each of OGT and the Licensee may disclose the terms and conditions of this Agreement to any bona fide potential acquirer of or potential party to an acquisition by or joint venture or strategic license arrangement with, or potential investor in or lender to, the Disclosing Party with respect to a transaction as to which the terms of this Agreement are reasonably material, and that acquirer’s, party’s, investor’s, or lender’s legal counsel, financial advisor and accounting firm on the same terms as are accepted by the Disclosing Party under this Clause 5 (all of the third parties specified in this sentence to whom or which any Confidential Information is disclosed are hereinafter referred to collectively as the “Recipients”), provided, that, prior to the disclosure, each Recipient shall have executed a reasonable and customary confidentiality agreement, on behalf of itself and its representatives, agreeing to maintain the confidential nature of the Confidential Information and to utilize such information solely for purposes of internal diligence with respect to the proposed transaction. In addition, the Licensee and distributors of the Licensee may disclose Confidential Information to customers of Licensed Products or Licensed Services as necessary in the ordinary course of business.

6.	WARRANTIES AND WARRANTY DISCLAIMERS

6.1	Warranty of Authority. Each party warrants to the other that it has the full right and power to enter into this Agreement. OGT further warrants that it is entitled to license the Licensed Patent Rights in accordance with the provisions of this Agreement.

6.2	Non-reliance. The Licensee acknowledges that in entering into this Agreement it does not do so in reliance on any representation, warranty or other provision except as expressly provided in this Agreement and any conditions, warranties or other terms implied by statute or common law are excluded from this Agreement to the full extent permitted by law.

6.3	Warranty Exclusions. Without limiting the scope of Clause 6.2, OGT does not give any warranty, representation or undertaking:

(a)	as to the efficacy or usefulness of the Licensed Patent Rights or any inventions claimed in them;

(b)	that any of the Licensed Patent Rights are or will be valid or subsisting or (in the case of applications) will proceed to grant;

(c)	that the exploitation of any of the Licensed Patent Rights or the manufacture, Supply or use of Licensed Products or Licensed Services or the exercise of any other rights licensed under this Agreement, will not infringe any other intellectual property or other rights of any other Entity; or

(d)	as imposing any obligation on OGT to bring or prosecute actions or proceedings against third parties for infringement or to defend any actions or proceedings for revocation of any the Licensed Patent Rights.

6.4	Liability for Death, Personal Injury and Fraud. Nothing in this Agreement will operate to limit or exclude OGT’s liability for death or personal injury resulting from its negligence or OGT’s liability for fraud.

6.5	Non-assertion. The Licensee agrees that neither it nor any of its Affiliates will at any time during the Term assert any claim of any Array-Related Patent Rights as of the date of the Agreement against OGT or any Affiliate of OGT to prevent OGT or any Affiliate of OGT from conducting its own internal research.

7.	DURATION AND TERMINATION

7.1	Duration. This Agreement and the licences granted under it will come into effect on the Effective Date and will continue in force for the Term.

7.2	Termination by OGT. OGT may terminate this Agreement immediately by written notice if:

(a)	the Licensee breaches this Agreement or any term of it (other than by failing to make a payment by the due date) and the breach is not capable of being remedied unless the breach is not material, or the Licensee breaches this Agreement or any term of it (other than by failing to make a payment by the due date) and the breach is capable of being remedied, but the Licensee fails to remedy it within 30 days of receiving written notice from OGT specifying the breach and requiring its remedy or, if remedy of the specified breach is not made within such 30 days and is reasonably expected to take longer than such 30 days, the Licensee fails to deliver to OGT within such 30 days a plan for the remedy of such breach that is reasonably acceptable to OGT and to thereafter comply with such plan; or

(b)	the Licensee fails to make any payment within 30 days after the due date and the Licensee fails to remedy that non-payment within 10 business days after receiving written notice from OGT specifying the non-payment; or

(c)	an Insolvency Event occurs;

(d)	after the Effective Date the Licensee infringes any patent owned by OGT or any Affiliate of OGT and fails to cease that infringement within 30 days after receiving written notice from OGT specifying the patent being infringed and requiring it to stop; or

(e)	the Licensee or any Affiliate of the Licensee or any of their officers or employees does or assists any other person to do any of the following, and fails to make a correction or retraction or take other action to remedy or mitigate the same to OGT’s reasonable satisfaction within 30 days after notice thereof from OGT: (i) makes a public assertion that any of the Licensed Patent Rights are invalid or are not entitled to their priority date; or (ii) takes proceedings or files any motion before any court, tribunal or patent office which may result in any of the Licensed Patent Rights being held to be invalid; or (iii) disseminates any information which is or is intended to be used by any other person to take such proceedings or to file any such motion.

7.3	Termination by the Licensee. The Licensee may terminate this Agreement at any time by giving OGT at least 3 months written notice of termination.

7.4	Change of Control and disposal of relevant assets. Within 14 days after the first to occur of either of the following events at any time during the Term, or within a period of 9 months after the end of the Term, prior to cumulative payment to OGT of $5,000,000 (five million US dollars) in license fees but while the Licensed Patent Rights remain in force:

(a)	an Entity or group of Entities acting in concert acquires Control of the Licensee, or an Entity that has Control of the Licensee at the Effective Date loses Control of the Licensee, but excluding any such acquisition of Control by, or any such loss of Control to, an Entity the owners of which, following such acquisition or loss, as the case may be, of Control, are substantially identical and hold substantially the same proportional ownership interest and voting control in and of such Entity or group, as the case may be, as that held by the owners of the Licensee or the Entity that experienced the loss of Control, as the case may be, in and of the Licensee or such Entity immediately prior to such acquisition or loss of Control; or

(b)	the Licensee provides to any Entity that is not an Affiliate of the Licensee, whether by sale, lease or other disposal of relevant assets, by the grant of licences or by any other means, and whether or not with the benefit of this Agreement, the ability to carry out or otherwise benefit from the operation by such Entity of the whole or a substantial part of the Licensee’s business of making and Supplying Licensed Products (or what would be Licensed Products if this Agreement were still in force), but excluding any such transaction whereby such ability is provided to an Entity the owners of which, following such transaction are substantially identical and hold substantially the same proportional ownership interest and voting control in and of such Entity as that held by the stockholders of the Licensee in and of the Licensee immediately prior to such transaction;

the Licensee must pay to OGT the sum of US $5,000,000 (five million US dollars), less the amounts already paid by way of Annual Fees, and on doing so will be released from any further liability to pay Annual Fees under this Agreement. If the Entity acquiring Control under paragraph (a) or the Entity referred to in paragraph (b) is an Entity that has at the relevant time the benefit of a licence under the Licensed Patent Rights giving it the right to make and Supply Licensed Products under which no ongoing royalties are payable on the Supply of Licensed Products or Licensed Services then the amount payable by the Licensee under this clause shall be increased to US $7,000,000 (seven million US dollars) less the amounts already paid by way of Annual Fees. For the avoidance of doubt paragraph (a) above shall not apply by reason solely of a Current Subsidiary ceasing to be under the Control of the Licensee.

7.5	Effect of Termination. On termination of this Agreement for any reason:

(a)	the Licensee will be entitled to Supply, use or otherwise dispose of (subject to payment of royalties under Clause 4.2) any unsold or unused stocks of Licensed Products for a period of 60 days following the date of termination;

(b)	subject to clause (a) above the Licensee will no longer be licensed to exploit in any way, either directly or indirectly, any of the Licensed Patent Rights;

(c)	subject to clause (a) above, the Licensee will, if requested by OGT, consent to the cancellation of any formal licence granted to it, or of any registration of it in any register, in relation to any of the Licensed Patent Rights;

(d)	each of the Licensee and OGT must cease to use any Confidential Information of the other party or any of the other party’s Affiliates and must return to the other party or, at the other party’s option, destroy all copies of the other party and the other party’s Afifiliates’ Confidential Information in its possession or under its control;

(e)	subject as provided in this Clause 7.4, and except in respect of any accrued rights, neither party will be under any further obligation to the other under this Agreement; and

(f)	the provisions of Clauses 3.1, 3.2, 4.7, 5, 6, 7.4, 7.5 and 8 will survive termination of this Agreement indefinitely.

8.	GENERAL

8.1	Amendments. This Agreement may only be amended in writing signed by duly authorised representatives of the parties.

8.2	Assignment. OGT may assign, mortgage, charge or otherwise transfer its rights under this Agreement in whole or part to any third party. Without prejudice to the provisions of Clause 7.3, the Licensee may assign all its rights under this Agreement to any party to which it transfers all or substantially all of its assets and business provided that the assignee undertakes to OGT to be bound by and perform the obligations of the Licensee under this Agreement and the Licensee remains jointly and severally liable with the assignee for all obligations under this Agreement. The Licensee may not otherwise assign, mortgage, charge or otherwise transfer any rights or obligations under this Agreement without the prior written consent of OGT.

8.3	No Waiver. No failure or delay on the part of either party to exercise any right or remedy under this Agreement will be construed or operate as a waiver thereof, nor will any single or partial exercise of any right or remedy preclude the further exercise of such right or remedy.

8.4	No Agency. Neither party may act or describe itself as the agent of the other, nor may it make or represent that it has authority to make any commitments on the other’s behalf.

8.5	Notices. Any notice to be given under this Agreement must be given in writing and must be sent by first class internal mail, air mail or reputable international courier to the address of the relevant party, set out in Part A of this Agreement, or such other address as that party may from time to time notify to the other party in accordance with this clause 8.5. Notices sent as above will be deemed to have been received three working days after the date of posting/collection (in the case of inland first class mail and international courier), or seven working days after the date of posting (in the case of air mail).

8.6	Further Assurance. Each party agrees to execute, acknowledge and deliver such further instruments, and do all further similar acts, as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

8.7	Announcements. Neither party may make any press or other public announcement concerning any aspect of this Agreement then constituting Confidential Information, or make any use of the name of the other party in connection with or in consequence of this Agreement, without the prior written consent of the other party, except to the extent required by applicable laws or regulations, in which case the party obligated to make the disclosure must use reasonable efforts to notify the other party prior to such disclosure.

8.8	Entire Agreement. This Agreement sets out the entire agreement between the parties or their Affiliates relating to its subject matter and supersedes all prior oral or written agreements, arrangements or understandings between them relating to such subject matter, provided, however, that, except as superseded hereby as contemplated in clause 4.8 and except that Clause 3 of the Compensation Agreement is superseded hereby, the Compensation Agreement shall not be superseded hereby. Save in the case of fraud, the parties acknowledge they are not relying on any representation, agreement, term or condition which is not set out in this Agreement.

8.9	Severability. If any clause or part of any clause in this Agreement is declared invalid or unenforceable by the judgement or decree by consent or otherwise of any court or authority of competent jurisdiction from whose decision no appeal is or can be taken, all other clauses or parts of clauses contained in this Agreement will remain in full force and effect and will not be affected thereby for the term of this Agreement, but the parties will negotiate appropriate amendments to this Agreement with a view to restoring the balance of commercial interests as it stood prior to such invalidity or unenforceability being declared.

8.10	Rights of Third Parties. No person who is not a party to this Agreement has any right to prevent the variation or cancellation of any provision of this Agreement or its termination, and, save as provided in clause 2.7 in relation to Current Subsidiaries, no person who is not a party to this Agreement may enforce any benefit conferred upon them by it, except that any Affiliate of OGT may directly enforce any clause which is expressed to be for its benefit against the Licensee.

8.11	Law and Jurisdiction. This Agreement is made and will be construed in accordance with the laws of England and Wales, and the parties submit to the exclusive jurisdiction of the English courts, except that a party may seek an interim or emergency injunction in any court of competent jurisdiction.

Schedule 1

A Form of label required under Clause 2.2 for Licensed Products

This product and its use are covered by one or more of the following patents owned by Oxford Gene Technology Limited or Oxford Gene Technology IP Limited (together “OGT”): US 6,054,270, US 5,700,637, EP 0,373,203; Jap. 3,393, 528 and 3,386,391 and pending patents. The purchaser is licensed to practise methods and processes covered by these patents using this product for all purposes other than: making, having made, creating or contributing to the creation of stand alone expression database products for license, sale or other transfer to a third party for value; or identifying antisense reagents or designing probes or sets of probes by empirical means for using or making nucleic acid arrays.

B Form of label required under Clause 2.6 for Array-Related Products

The use of this product in relation to the manufacture or use of nucleic acid arrays may be covered by one or more of the following patents owned by Oxford Gene Technology Limited or Oxford Gene Technology IP Limited (together “OGT”): US 6,054,270, US 5,700,637; EP 0,373,203; Jap. 3,393, 528 and 3,386,391, and pending patents. The purchase of this product does not confer on the purchaser any rights or licences under any of OGT’s patents.

To enquire about a licence under OGT’s patents, please contact licensing@ogt.co.uk.